Morgan Stanley Securities Ld(EPT)
20 June 2007

AMENDMENT TO ANNOUNCEMENT 6239Y RELEASED AT 12:35 ON 19 JUNE 2007

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY

(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader Morgan Stanley Securities Limited

Company dealt in Imperial Chemical Industries Plc

Class of relevant security to which the Ordinary Shares
dealings being disclosed relate (Note 1)

Date of dealing 18 June 2007

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased Highest price paid (Note 3) GBP Lowest price paid (Note 3) GBP

7,331,605 6.43 6.25

Total number of securities sold Highest price paid (Note 3) GBP Lowest price paid (Note 3) GBP

4,703,629 6.42 6.33

(b) Derivatives transactions (other than options)

Product name, Long/short (Note 4) Number of securities (Note 5) Price per unit (Note 3) GBP
e.g. CFD

CFD SHORT 75,000 6.34
CFD LONG 743,611 6.39
CFD SHORT 176,646 6.40
CFD SHORT 10,000 6.37
CFD SHORT 150,000 6.35
CFD SHORT 800,455 6.40
CFD LONG 250,000 6.40
CFD SHORT 100,000 6.40
CFD LONG 107,800 6.34
CFD LONG 1,000,000 6.40
CFD SHORT 108,100 6.37
CFD LONG 300,000 6.34
CFD SHORT 82,537 6.37
CFD SHORT 14,722 6.39
CFD LONG 1,125,976 6.40
CFD SHORT 75,000 6.35
CFD LONG 200,000 6.34
CFD LONG 300,000 6.38

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Date of disclosure 20 June 2007

Contact name Brent Ali

Telephone number 020 7425 8677

Name of offeree/offeror with which connected Akzo Nobel N.V.

Nature of connection (Note 6) Advisor

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel’s website at
www.thetakeoverpanel.org.uk